UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

MAI Systems Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

552620 20 5

(CUSIP Number)

James W. Dolan, c/o MAI Systems Corporation, 26110 Enterprise Way, Lake Forest, CA  92630

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HIS Holding, LLC - 20-0951116

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 43,172,110 - See Items 4(a) and 5(c) herein.

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 43,172,110 - See Items 4(a) and 5(c) herein.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,172,110 - See Items 4(a) and 5(c) herein.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 74.63% - See Items 4(a) and 5(c)

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities. Common Stock; MAI Systems Corporation’s principal executive office is located at 26110 Enterprise Way, Lake Forest, CA  92630.

Item 2.	Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

(a)	Name; HIS Holding, LLC
(b)	Residence or business address; 26110 Enterprise Way, Lake Forest, CA 92630; Business of Reporting Person: investments
(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

(f)	Citizenship.
Item 3.	Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.$1,756,667 Cash, derived from personal sources.

Item 4.	Purpose of Transaction
State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
(a)

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; The purpose of this transaction is to improve the issuer’s debt structure and working capital.  In conjunction with this transaction, this Reporting Person and affiliates have invested $1,000,000 in the issuer in a private placement pursuant to the 1933 Securities Act, as amended, and have received 10 million shares therefore, and have converted  $3,317,211 of issuer indebtedness into 33,172,110 shares of the common stock of the issuer.

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; the transaction described in (a) resulted in a ‘change of control’, giving the Reporting Person approximately 74.63% control of the issuer.

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the issuer;
(f)

Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)

Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; the acquisition of control of the issuer by the Reporting Person and its affiliates will impede the acquisition of control of the issuer by any third party.

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; The issuer’s Board of Directors believes that as a result of the recent increased disclosure and procedural requirements resulting from the Sarbanes Oxley Act of 2002, the legal, accounting and administrative expense, and diversion of Board of Directors, management and staff effort necessary to conform to the requirements of a publicly reporting company will continue to increase, which, ultimately, may be to the detriment of the issuer and its long range goals. The issuer’s Board has also noted the absence of an active public market for the Company’s Common Stock and the sporadic and limited trading in such Common Stock. Further, the Company’s directors and management have noted that private companies similarly situated have considerably lower directors’ and officers’ liability insurance premiums as well as lower exposure to class action securities litigation.   In light of the foregoing, it is possible that at some future date the issuer’s Board of Directors, acting, if required, upon recommendation of an independent committee and its financial advisors, will conclude that eliminating the issuer’s SEC reporting obligations by reducing its number of shareholders may be in the best interests of its shareholders and to take such steps as may be required to accomplish that goal, such as a reverse stock split or other mechanism to reduce the number of its record shareholders. If the issuer ceases to be a public reporting entity its securities will no longer be quoted on the NASDAQ Over-the-Counter Bulletin Board.

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer
(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act; (a)  As of October 31, 2004, and after giving effect to transactions reported in Items 4(a) and 5(c) herein, the Reporting Person was the beneficial owner of an aggregate of 43,172,110 shares of MAI common stock which constituted 74.63% of the common stock. There are no underlying options, warrants and other derivative securities (collectively, “options”) held by the Reporting Person. The foregoing percentage reflects a total of 57,847,862 shares of Common Stock outstanding as reported in MAI’s Report on Form 8-K as filed on October 1, 2004.

(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared; The Reporting Person considers that it has shared power to vote and to dispose of the shares beneficially owned in as much as Richard S. Ressler effectively controls such matters on behalf of the Reporting Person as further described in Item 5(c) below.

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a). On April 9, 2004 the Reporting Person acquired beneficial ownership of 2,433,333 shares of the common stock of the issuer at a purchase price of $.10 per share, pursuant to a private purchase agreement between HIS Holding, LLC, a Delaware limited liability company and CSA Private Limited, a subsidiary of Computer Science Corporation. A Schedule 13D filing has also been made by Richard S. Ressler, the beneficial owner of HIS Holding, as of April 19, 2004, to report this transaction.

Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required. See Item 6 below.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.
Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

As described above in Items 4(a) and 5(c),  HIS Holding, LLC acquired 2,433,333 shares of the issuer on April 9, 2004 and an additional 43,172,110 shares on October 31, 2004.  Pursuant to the Operating Agreement of HIS Holding, LLC, Richard S. Ressler, through Orchard Capital Corporation, his affiliate, holds 100% voting and disposition control over these shares.  The other members of this limited liability company are Canyon Capital Advisors, LLC, an existing 10% or more shareholder, and W. Brian Kretzmer and James W. Dolan, the Chief Executive Officer and Chief Financial and Operating Officer, respectively, of MAI Systems Corporation. In October 2004 HIS Holding, LLC distributed  the 2,433,333 shares it acquired in April 2004 to its members who are now the beneficial owners of these shares as follows:  Richard S. Ressler (912,500); Canyon Capital Advisors, LLC (912,500); W. Brian Kretzmer (304,167); James W. Dolan (304,166).

Item 7.	Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Exhibits: (a) Stock Purchase Agreement  between MAI Systems Corporation and HIS Holding, LLC for acquisition of 10,000,000 shares of MAI common stock  by  the shareholders; and (b) Promissory Note which has been converted to 33,172,110 shares.  Reference is also made to Proposal No. 2 of  MAI’s Definitive Proxy Statement filed with the Commission on August 25, 2004, which discusses these transactions in further detail.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 3, 2004
Date

/s/ James W. Dolan
Signature

HIS Holding, LLC James W. Dolan, by power of attorney
Name/Title